UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

For annual reports of employee stock purchase, savings and similar plans pursuant to section 15(d) of the Securities Exchange Act of 1934.

[x]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

                   For the fiscal year ended December 31, 2004

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _______ to _______.


Commission File Number:                                          1-10360


                   CRIIMI MAE Management, Inc. Retirement Plan
                            (Full title of the plan)


                                 CRIIMI MAE INC.
                         11200 Rockville Pike, 4th Floor
                            Rockville, Maryland 20852
                            Telephone (301) 255-4700
           (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN
                               INDEX TO FORM 11-K


Financial Statements as of December 31, 2004 and 2003
  Together with Report of Independent Registered Public Accounting Firm      3

Exhibits                                                                    16

Signature                                                                   17

    CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN

    Financial Statements and Supplemental Schedule

    Years ended December 31, 2004 and 2003 with Report of Independent Registered Public Accounting Firm

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2004 and 2003




                                    Contents

Report of Independent Registered Public Accounting Firm.......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4


Form 5500 Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............11

             Report of Independent Registered Public Accounting Firm

Trustees and Participants
CRIIMI MAE Management, Inc. Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst and Young
McLean, Virginia
June 20, 2005

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                                December 31
                                                                          2004                2003
                                                                      -----------          ----------
Investments                                                           $ 4,024,371          $ 3,441,697
Contributions receivable - employer                                        18,344                    -
                                                                      -----------          -----------
Net assets available for benefits                                     $ 4,042,715          $ 3,441,697
                                                                      ===========          ===========


See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             Year ended December 31
                                                                          2004                2003
                                                                      -----------          ----------
Additions:
   Participant contributions                                          $   422,157          $   495,625
   Employer contributions                                                 140,154              117,646
   Dividend and interest income                                           112,762               47,474
   Net appreciation in fair value of investments                          414,239              626,963
                                                                      -----------          -----------
Total additions                                                         1,089,312            1,287,708
                                                                      -----------          -----------

Deductions:
   Benefit payments                                                       488,294              457,438
                                                                      -----------          -----------
Total deductions                                                          488,294              457,438
                                                                      -----------          -----------

Net increase in net assets available for benefits                         601,018              830,270
Net assets available for benefits, beginning of year                    3,441,697            2,611,427
                                                                      -----------          -----------
Net assets available for benefits, end of year                        $ 4,042,715          $ 3,441,697
                                                                      ===========          ===========


See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2004

1.  Description of the Plan
---------------------------

CRIIMI MAE Management, Inc. Retirement Plan (the Plan) is a defined contribution plan as described in Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan, originally effective July 1, 1995, covers employees of CRIIMI MAE Management, Inc. (the Company) and CRIIMI MAE Services Limited Partnership (CMSLP), an affiliate of the Company. The Company and CMSLP are wholly owned subsidiaries of CRIIMI MAE Inc. (CRIIMI MAE). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. An employee is eligible to participate in the Plan upon attainment of age 21.

The Plan provides benefits upon the occurrence of death, retirement, age 59 1/2, disability or termination of employment. Additionally, there is a provision in the Plan for distribution to participants who apply for benefits on account of "hardship," as that term is described in the IRC, Treasury Regulations, and the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator.

Contributions
-------------

Eligible employees may contribute an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC. Employer matching contributions are discretionary. For the six months ended June 30, 2003, the Company and CMSLP provided a matching cash contribution equal to 50% of each participant's contribution for a total matching contribution of up to a maximum of 5% of a participant's compensation (as defined by the Plan). The Company and CMSLP temporarily discontinued the match for the last six months of 2003. For the year ended December 31, 2004, the Company and CMSLP provided a quarterly matching contribution equal to 50% of each participant's contribution for a total matching contribution of up to a maximum of 5% of a participant's compensation (as defined by the Plan). For the year ended December 31, 2004, the matching contribution has been made by transferring CRIIMI MAE common stock to employee accounts based on the fair market value of such stock on the last business day of each calendar quarter. Participants may elect to redirect this contribution to any of the available mutual funds within the plan at any time. Participants are eligible for employer matching contributions when credited with one hour of service in the plan year and if they are employed on the last day of the employer match calculation period (presently the calendar quarter).

                   CRIIMI MAE Management, Inc. Retirement Plan

1.  Description of the Plan (continued)
---------------------------------------

Participant Accounts
--------------------

Each participant's account is credited with his or her own contributions, the employer matching contributions, and earnings or losses based on the participant's own investment choices. The benefit to which a participant is entitled is the benefit that can be provided by the participant's account.

Vesting
-------

Participants are immediately vested in their elective contributions and rollover accounts, and the earnings thereon. The Employer matching contributions vest based on a five-year graded schedule. Participants become 20% vested for each year of service completed and become 100% vested after five or more years of service.

Forfeited Accounts
------------------

Forfeited balances of terminated participants' non-vested accounts are used by the Plan to offset the employer matching contributions. For the years ended December 31, 2004 and 2003, forfeited non-vested accounts in the amount of $22,513 and $8,582, respectively, were used to offset the amounts of the employer matching contributions. As of December 31, 2004 and 2003, forfeited non-vested account balances totaled $22,932 and $6,235, respectively.

Plan Termination
----------------

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that the decision to discontinue the Plan results in the
termination  of  the  Plan,  all  amounts   credited  to  participant   accounts
immediately become 100% vested and the net assets of the Plan will be distributed by the trustee in accordance with the terms of the Plan and trust agreement.

                   CRIIMI MAE Management, Inc. Retirement Plan

1.  Description of the Plan (continued)
---------------------------------------

Significant Investments
-----------------------

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2004 and 2003 are as follows:

                                                                          2004                2003
                                                                      -----------          ----------
Federated Kaufmann Fund                                               $   407,185          $  365,142
The Growth Fund of America                                                513,517             575,041
Legg Mason Value Trust, Inc.                                              349,299             202,535
Templeton Growth Fund                                                     719,317             564,410
Van Kampen Equity and Income Fund                                         647,815             629,624
CRIIMI MAE Inc. Common Stock                                              443,314             174,244
Legg Mason Cash Reserve Trust                                             198,932*            220,732
Thornburg Limited Term Income Fund                                        148,801*            196,052
*Less than 5% of the plans total net assets as of December 31, 2004, provided for comparative purposes to 2003 amounts.


Participant Loans
-----------------

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. A loan must be repaid over a period of no more than five years unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The term of a principal residence loan will be determined by the administrator considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. The interest rate is determined by the Plan administrator based on the current prime rate plus 100 basis points and is fixed over the life of the loan. The interest rates on participant loans outstanding at December 31, 2004 and 2003, ranged from 5.75% to 10.50%. Principal and interest are paid on such loans ratably through monthly payroll deductions.

Payment of Benefits
-------------------

Participants may take regular distributions upon leaving the Company or CMSLP and may qualify for hardship or age 59 1/2 withdrawals while employed by the Company or CMSLP. The Plan may automatically distribute in a lump sum any vested account balance that is less than $5,000 for participants no longer employed with the Company or CMSLP.

                   CRIIMI MAE Management, Inc. Retirement Plan

1.  Description of the Plan (continued)
---------------------------------------

On termination of service due to death, disability, or retirement, participants may elect to receive their benefits as a lump-sum cash distribution equal to the value of the participant's vested interest in his or her account or through an installment or annuity distribution. Retiring participants with vested account balances in excess of $5,000 may also elect to postpone distribution of benefits until they reach age 70 1/2.

Administrative Expense
----------------------

Generally, expenses of maintaining the Plan (excluding fees for participant loans) are paid for by the Company and CMSLP. Such payments were $10,384 and $10,598 in 2004 and 2003, respectively. In addition, 12b-1 fees charged by the mutual funds available under the Plan are used to compensate Legg Mason (the Plan's broker/dealer).

2.   Significant Accounting Policies
------------------------------------

Accounting Method
-----------------

The accompanying financial statements have been prepared using the accrual method of accounting.

Reclassification
----------------

Prior year amounts have been reclassified to conform to the 2004 presentation. Miscellaneous expense is included in Dividend and Interest Income on the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates
----------------

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments
-----------

The Plan's investments are stated at fair value, which is based on the closing prices of securities or other investments on the valuation date. Unrealized appreciation or depreciation in the value of investments is reflected in the statement of changes in net assets available for benefits. During 2004 and 2003, the Plan's investments (including

                   CRIIMI MAE Management, Inc. Retirement Plan

2.   Significant Accounting Policies (continued)
------------------------------------------------

gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $414,239 and $626,963, respectively, as follows:

                                                                         2004                2003
                                                                      ----------           ---------
Mutual Fund Investments                                               $ 292,461            $ 621,036
CRIIMI MAE Inc. Common Stock                                            121,778                5,927
                                                                      ---------            ---------
Total                                                                 $ 414,239            $ 626,963
                                                                      =========            =========


The Plan provides for various investment options to the participants. All investments within the Plan are participant directed. These investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the risks associated with investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term. The changes in the values of the investment securities could materially affect the amounts reported in the statements of net assets available for benefits.

3.   Income Tax Status
----------------------

The Plan is a non-standardized prototype plan and has received an opinion letter from the Internal Revenue Service (IRS) dated March 5, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the "IRC"), and therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                   CRIIMI MAE Management, Inc. Retirement Plan

4.       Reconciliation to Form 5500
------------------------------------

The following tables reconcile the financial statements to the Plan's Form 5500 filed for the plan years ended December 31, 2004 and 2003:

                                     Contributions receivable                      Net Assets
                                  ------------------------------           --------------------------
                                     2004                2003                  2004            2003
                                  ------------------------------           --------------------------
Per financial statements          $    18,344        $         -           $ 4,042,715    $ 3,441,697
Timing differences for
  recording cash receipts             (18,344)                 -               (18,344)             -
                                  -----------        -----------           -----------    -----------
Per Form 5500                     $         -        $         -           $ 4,024,371    $ 3,441,697
                                  ===========        ===========           ===========    ===========

                                                                            2004                2003
                                                                         ---------           ----------
Contributions received per financial statements                          $ 562,311           $ 613,271
Less: contributions received after year-end relating to current year       (18,344)                  -
Add: contributions received in current year relating to prior year               -              15,857
                                                                         ---------           ---------
Contributions received per Form 5500                                     $ 543,967           $ 629,128
                                                                         =========           =========


                              Supplemental Schedule

                   CRIIMI MAE Management, Inc. Retirement Plan

           Employer Identification Number 52-1917789, Plan Number 001

    Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004


  (a)                    (b)/(c)                         (d)           (e)
        Identity of Issuer/Description of Investment    Cost **   Current Value
-------------------------------------------------------------------------------

        Cash                                                      $          -
        Mutual Fund Investments:
           American High-Income Trust                                   83,455
           AIM Mid Cap Core Equity Fund                                158,939
           Delaware REIT Fund                                           60,948
           Federated Kaufmann Fund                                     407,185
           The Growth Fund of America                                  513,517
  *        Legg Mason Cash Reserve Trust                               198,932
  *        Legg Mason Value Trust, Inc.                                349,299
  *        Columbia Acorn Trust (Liberty Acorn Fund)                   176,602
  *        Royce Pennsylvania Mutual Fund                               89,665
           Templeton Growth Fund                                       719,317
           Thornburg Limited Term Income Fund                          148,801
           Van Kampen Equity and Income Fund                           647,815
  *     CRIIMI MAE Inc. Common Stock                                   443,314
  *     Participant loans (maturing on various dates, interest at
          5.75% to 6.5%)                                                26,582
                                                                  ------------
        Total assets held at end of year                          $  4,024,371
                                                                  ============


*Represents a party-in-interest.

**Not required, the transactions are under a participant-directed individual account plan.

                                    EXHIBITS


Exhibit No.            Purpose
-----------            -------

   23.1         Consent of Ernst & Young (filed herewith).

                                   SIGNATURE

CRIIMI MAE Management, Inc. Retirement Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN



Date:  June 24, 2005            By:  /s/Mark R. Jarrell
                                     --------------------------------------
                                     Mark R. Jarrell
                                     President and Chief
                                     Operating Officer of CRIIMI
                                     MAE Management, Inc.